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August 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Todd Schiffman and Justin Dobbie

Re:Sierra Lake Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-1
Filed August 9, 2021
File No. 333-253479

Dear Mr. Schiffman and Mr. Dobbie:

On behalf of our client, Sierra Lake Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated August 19, 2021 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing Amendment No. 3 Registration Statement on Form S-1 (the “Revised Registration Statement”) on behalf of the Company.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	In the first sentence of the third paragraph, specify the amount that the the sponsor and Cantor have each agreed to purchase.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the third paragraph on the cover page of the Revised Registration Statement.

Securities and Exchange Commission

August 20, 2021

2.	In the fourth paragraph specify the per share purchase price of the founder shares.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the fourth paragraph on the cover page of the Revised Registration Statement.

3.

Please disclose that the representative and/or its affiliates or accounts over which it and/or its affiliates have discretionary authority have expressed an interest in purchasing up to 7.5% of the units to be sold in this offering. We note the disclosure in the last paragraph on page 15.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the disclosure in the last paragraph on page 15, the first sentence of the first full paragraph on page 32, and the second paragraph on page 158 of the Revised Registration Statement.

Founder Shares, page 12

4.

In the fourth bullet point disclose that the anchor investors have agreed to vote any founder shares held by them in favor of your initial business combination. We note such disclosure in the last risk factor on page 30.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the fourth bullet point on page 13 of the Revised Registration Statement.

General

5.	File the anchor investor agreements as exhibits.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is concurrently filing two forms of investor agreements as exhibits to the Revised Registration Statement – one applicable to the seven anchor investors that have expressed an interest in purchasing up to 9.9% of the units in the offering and one applicable to the four anchor investors that have expressed an interest in purchasing up to 4.9% of the units in the offering. The Company also respectfully advises the Staff that it has revised the first sentence of the fourth paragraph on the cover page to clarify the number of anchor investors and the amount of units that each has expressed an interest in purchasing.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-4234.

Securities and Exchange Commission

August 20, 2021

Sincerely,

/s/ Charles Alutto

Charles Alutto

Sierra Lake Acquisition Corp.

cc: Ari Edelman

     Stuart Neuhauser